Exhibit 99.1

Contact:

MicroStrategy Incorporated

Shirish Jajodia

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

First Quarter 2023 Financial Results

TYSONS CORNER, Va., May 1, 2023 - MicroStrategy® Incorporated (Nasdaq: MSTR) (“MicroStrategy” or the “Company”), the largest independent publicly-traded business intelligence company, today announced financial results for the three-month period ended March 31, 2023 (the first quarter of its 2023 fiscal year).

“The durability of our enterprise BI platform and the depth of our existing customer base continued to act as the drivers of growth in total revenue during the first quarter of 2023. The conviction in our bitcoin strategy remains strong as the digital asset environment continues to mature. Furthermore, we are extremely excited to return to an in-person MicroStrategy World, showcasing the competitive advantages of our MicroStrategy One platform and highlighting the key areas of product innovation that will carry MicroStrategy into the future,” said Phong Le, President and Chief Executive Officer, MicroStrategy.

“In Q1, we strengthened our capital structure by reducing leverage by fully repaying our bitcoin-backed loan. We also continued to strategically manage our balance sheet through the addition of 7,500 bitcoin in the quarter for a total of 140,000. Our goals for the enterprise analytics software business remain to grow our revenues and transition that business to the cloud while rigorously managing costs and strengthening margin as we focus on product innovation and winning market share,” said Andrew Kang, Chief Financial Officer, MicroStrategy.

First Quarter 2023 Financial Highlights

•
Revenues: Total revenues for the first quarter of 2023 were $121.9 million, a 2.2% increase, or a 5.7% increase on a non-GAAP constant currency basis, compared to the first quarter of 2022. Product licenses and subscription services revenues for the first quarter of 2023 were $36.2 million, a 23.4% increase, or a 29.5% increase on a non-GAAP constant currency basis, compared to the first quarter of 2022. Product support revenues for the first quarter of 2023 were $65.5 million, a 2.5% decrease, or a 0.3% decrease on a non-GAAP constant currency basis, compared to the first quarter of 2022. Other services revenues for the first quarter of 2023 were $20.2 million, an 11.2% decrease, or a 7.5% decrease on a non-GAAP constant currency basis, compared to the first quarter of 2022.
•
Gross Profit: Gross profit for the first quarter of 2023 was $94.0 million, representing a 77.1% gross margin, compared to a gross profit of $93.6 million, representing a gross margin of 78.5%, for the first quarter of 2022.
•
Operating Expenses: Operating expenses for the first quarter of 2023 were $114.3 million, a 56.6% decrease compared to the first quarter of 2022. Operating expenses include impairment losses on MicroStrategy’s digital assets, which were $18.9 million during the first quarter of 2023, compared to $170.1 million in the first quarter of 2022.
•
Loss from Operations and Net Income (Loss): Loss from operations for the first quarter of 2023 was $20.3 million, compared to $170.0 million for the first quarter of 2022. Net income for the first quarter of 2023 was $461.2 million, or $31.79 per share on a diluted basis, as compared to a net loss of $130.8 million, or $(11.58) per share on a diluted basis, for the first quarter of 2022. Digital asset impairment losses of $18.9 million and $170.1 million for the first quarter of 2023 and 2022, respectively, were reflected in these amounts. Benefits from income taxes of $453.2 million and $48.0 million for the first quarter of 2023 and 2022, respectively, and a gain on debt extinguishment of $44.7 million for the first quarter of 2023 were reflected in net income (loss).
•
Cash and Cash Equivalents: As of March 31, 2023, MicroStrategy had cash and cash equivalents of $94.3 million, as compared to $43.8 million as of December 31, 2022, an increase of $50.5 million.

•
Digital Assets: As of March 31, 2023, the carrying value of MicroStrategy’s digital assets (comprised of approximately 140,000 bitcoins) was $2.000 billion, which reflects cumulative impairment losses of $2.172 billion since acquisition and an average carrying amount per bitcoin of approximately $14,289. As of March 31, 2023, the original cost basis and market value of MicroStrategy’s bitcoin were $4.172 billion and $3.986 billion, respectively, which reflects an average cost per bitcoin of approximately $29,803 and a market price per bitcoin of $28,468.44, respectively. Additional information on MicroStrategy’s digital asset holdings is included in the “Digital Assets – Additional Information” tables at the end of this press release.
•
Repayment of 2025 Secured Term Loan: On March 24, 2023, MacroStrategy LLC ("MacroStrategy"), a wholly-owned subsidiary of the Company, and Silvergate Bank ("Silvergate") entered into an agreement pursuant to which MacroStrategy voluntarily prepaid Silvergate approximately $161.0 million (the “Payoff Amount”), in full repayment, satisfaction, and discharge of the 2025 Secured Term Loan. Upon Silvergate’s receipt of the Payoff Amount on March 24, 2023, the Credit and Security Agreement under which the 2025 Secured Term loan was issued was terminated. The Payoff Amount consisted of a $159.9 million payment to repay the full $205.0 million outstanding principal amount of the 2025 Secured Term Loan as of March 24, 2023 and a $1.1 million payment for accrued unpaid interest on the 2025 Secured Term Loan as of March 24, 2023. The net carrying value of the 2025 Secured Term Loan as of March 24, 2023, immediately prior to the loan’s repayment, was $204.7 million, which resulted in a $44.7 million gain on debt extinguishment recognized in the Company’s Consolidated Statement of Operations for the three months ended March 31, 2023. Upon Silvergate’s receipt of the Payoff Amount on March 24, 2023, Silvergate released its security interest in all of MacroStrategy’s assets that collateralized the 2025 Secured Term Loan, including all of the approximately 34,619 bitcoins previously held in a collateral account.
•
Sales Agreement: On September 9, 2022, MicroStrategy entered into a Sales Agreement (the “2022 Sales Agreement”) with Cowen and Company LLC and BTIG, LLC, as agents (collectively, the “2022 Sales Agents”), pursuant to which MicroStrategy may issue and sell shares of its class A common stock having an aggregate offering price of up to $500.0 million from time to time through the 2022 Sales Agents. During the three months ended March 31, 2023, the Company issued and sold 1,348,855 shares of its class A common stock under the 2022 Sales Agreement for aggregate net proceeds (less sales commissions and expenses) of approximately $339.0 million. As of March 31, 2023, the Company had issued and sold an aggregate of 1,567,430 shares of class A common stock under the 2022 Sales Agreement for aggregate net proceeds (less sales commissions and expenses) of approximately $385.2 million. As of March 31, 2023, approximately $112.3 million of the Company’s class A common stock remained available for issuance and sale pursuant to the 2022 Sales Agreement.

The tables provided at the end of this press release include a reconciliation of the most directly comparable financial measures prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) to non-GAAP financial measures for the three months ended March 31, 2023 and 2022. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below. Additional non-GAAP financial measures are included in MicroStrategy’s “Q1 2023 Earnings Presentation,” which will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) non-GAAP loss from operations that excludes the impact of share-based compensation expense, (ii) non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share that exclude the impacts of share-based compensation expense, interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, gain on debt extinguishment, and related income tax effects, and (iii) non-GAAP constant currency revenues that exclude foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under GAAP and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis. The first supplemental financial measure excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies. The second set of supplemental financial measures excludes the impacts of (i) share-based compensation expense, (ii) non-cash interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, (iii) a gain on debt extinguishment, and (iv) related income tax effects. The third set of supplemental financial measures excludes changes resulting from fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a non-GAAP constant currency basis. MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

Conference Call

MicroStrategy will be discussing its first quarter 2023 financial results on a live Video Webinar today beginning at approximately 5:00 p.m. ET. The live Video Webinar and accompanying presentation materials will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations. Log-in instructions will be available after registering for the event. An archived replay of the event will be available beginning approximately two hours after the call concludes.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is the largest independent publicly-traded analytics and business intelligence company. The MicroStrategy analytics platform is consistently rated as the best in enterprise analytics and is used by many of the world’s most admired brands in the Fortune Global 500. We pursue two corporate strategies: (1) acquire and hold bitcoin, which we view as a dependable store of value supported by a robust, public, open-source architecture untethered to sovereign monetary policy and (2) grow our enterprise analytics software business to promote our vision of Intelligence Everywhere. For more information about MicroStrategy, visit www.microstrategy.com.

MicroStrategy, Intelligent Enterprise, and MicroStrategy Library are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect,” “will,” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: fluctuations in the market price of bitcoin and any associated impairment charges that the Company may incur as a result of a decrease in the market price of bitcoin below the value at which the Company’s bitcoins are carried on its balance sheet; gains or losses on any sales of bitcoins; changes in the accounting treatment relating to the Company’s bitcoin holdings; changes in securities laws or other laws or regulations, or the adoption of new laws or regulations, relating to bitcoin that adversely affect the price of bitcoin or the Company’s ability to transact in or own bitcoin; a decrease in liquidity in the markets in which bitcoin is traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud or other circumstances or events that result in the loss of the Company’s bitcoins; impacts to the price and rate of adoption of bitcoin associated with financial difficulties and bankruptcies of various participants in the digital asset industry; the level and terms of the Company’s substantial indebtedness and its ability to service such debt; the extent and timing of market acceptance of the Company’s new product offerings; continued acceptance of the Company’s other products in the marketplace; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; customers shifting from a product license model to a cloud subscription model, which may delay the Company’s ability to recognize revenue; fluctuations in tax benefits or provisions; changes in the market price of bitcoin as of period-end and their effect on our deferred tax assets and related valuation allowance; competitive factors; general economic conditions, including high levels of inflation and increased interest rates; currency fluctuations; and other risks detailed in MicroStrategy’s registration statements and periodic reports filed with the Securities and Exchange Commission (“SEC”). The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)	(unaudited)
Revenues:
Product licenses	$17,412	$16,513
Subscription services	18,810	12,845
Total product licenses and subscription services	36,222	29,358
Product support	65,481	67,151
Other services	20,212	22,768
Total revenues	121,915	119,277
Cost of revenues:
Product licenses	534	477
Subscription services	7,856	5,410
Total product licenses and subscription services	8,390	5,887
Product support	5,768	5,191
Other services	13,783	14,599
Total cost of revenues	27,941	25,677
Gross profit	93,974	93,600
Operating expenses:
Sales and marketing	36,106	33,240
Research and development	31,358	33,523
General and administrative	27,906	26,706
Digital asset impairment losses	18,911	170,091
Total operating expenses	114,281	263,560
Loss from operations	(20,307)	(169,960)
Interest expense, net	(14,930)	(11,039)
Gain on debt extinguishment	44,686	0
Other (expense) income, net	(1,443)	2,225
Income (loss) before income taxes	8,006	(178,774)
Benefit from income taxes	(453,187)	(48,023)
Net income (loss)	$461,193	$(130,751)
Basic earnings (loss) per share (1)	$38.97	$(11.58)
Weighted average shares outstanding used in computing basic earnings (loss) per share	11,834	11,289
Diluted earnings (loss) per share (1)	$31.79	$(11.58)
Weighted average shares outstanding used in computing diluted earnings (loss) per share	14,575	11,289

(1) Basic and fully diluted earnings (loss) per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	March 31,	December 31,
	2023	2022*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$94,311	$43,835
Restricted cash	2,153	7,033
Accounts receivable, net	139,178	189,280
Prepaid expenses and other current assets	24,034	24,418
Total current assets	259,676	264,566

Digital assets	2,000,392	1,840,028
Property and equipment, net	31,338	32,311
Right-of-use assets	59,655	61,299
Deposits and other assets	23,825	23,916
Deferred tax assets, net	651,516	188,152
Total Assets	$3,026,402	$2,410,272

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$50,604	$42,976
Accrued compensation and employee benefits	39,199	53,716
Accrued interest	10,368	2,829
Current portion of long-term debt, net	460	454
Deferred revenue and advance payments	211,768	217,428
Total current liabilities	312,399	317,403

Long-term debt, net	2,175,918	2,378,560
Deferred revenue and advance payments	11,646	12,763
Operating lease liabilities	65,355	67,344
Other long-term liabilities	17,675	17,124
Deferred tax liabilities	198	198
Total liabilities	2,583,191	2,793,392

Stockholders’ Equity (Deficit)
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 19,679 shares issued and 10,995 shares outstanding, and 18,269 shares issued and 9,585 shares outstanding, respectively	20	18
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 1,964 shares issued and outstanding, and 1,964 shares issued and outstanding, respectively	2	2
Additional paid-in capital	2,205,518	1,841,120
Treasury stock, at cost; 8,684 shares and 8,684 shares, respectively	(782,104)	(782,104)
Accumulated other comprehensive loss	(13,063)	(13,801)
Accumulated deficit	(967,162)	(1,428,355)
Total Stockholders’ Equity (Deficit)	443,211	(383,120)
Total Liabilities and Stockholders’ Equity (Deficit)	$3,026,402	$2,410,272

* Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)	(unaudited)
Net cash provided by operating activities	$37,397	$43,682
Net cash used in investing activities	(179,774)	(216,141)
Net cash provided by financing activities	187,622	207,291
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	351	(324)
Net increase in cash, cash equivalents, and restricted cash	45,596	34,508
Cash, cash equivalents, and restricted cash, beginning of period	50,868	64,434
Cash, cash equivalents, and restricted cash, end of period	$96,464	$98,942

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$17,412	$16,513
Subscription services	18,810	12,845
Total product licenses and subscription services	36,222	29,358
Product support	65,481	67,151
Other services:
Consulting	19,337	21,435
Education	875	1,333
Total other services	20,212	22,768
Total revenues	121,915	119,277

Cost of revenues
Product licenses and subscription services:
Product licenses	534	477
Subscription services	7,856	5,410
Total product licenses and subscription services	8,390	5,887
Product support	5,768	5,191
Other services:
Consulting	13,012	13,300
Education	771	1,299
Total other services	13,783	14,599
Total cost of revenues	27,941	25,677

Gross profit	$93,974	$93,600

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

ROLLFORWARD OF BITCOIN HOLDINGS

(unaudited)

	Source of Capital Used to Purchase Bitcoin	Digital Asset Original Cost Basis (in thousands)	Digital Asset Impairment Losses (in thousands)	Digital Asset Carrying Value (in thousands)	Approximate Number of Bitcoins Held (Disposed) *	Approximate Average Purchase or Sale Price Per Bitcoin
Balance at December 31, 2021		$3,751,529	$(901,319)	$2,850,210	124,391	$30,159
Digital asset purchases	(a)	215,500		215,500	4,827	44,645
Digital asset impairment losses			(170,091)	(170,091)
Balance at March 31, 2022		$3,967,029	$(1,071,410)	$2,895,619	129,218	$30,700
Digital asset purchases	(b)	10,000		10,000	481	20,790
Digital asset impairment losses			(917,838)	(917,838)
Balance at June 30, 2022		$3,977,029	$(1,989,248)	$1,987,781	129,699	$30,664
Digital asset purchases	(c)	5,978		5,978	301	19,860
Digital asset impairment losses			(727)	(727)
Balance at September 30, 2022		$3,983,007	$(1,989,975)	$1,993,032	130,000	$30,639
Digital asset purchases	(d)	56,443		56,443	3,204	17,616
Digital asset impairment losses			(198,557)	(198,557)
Digital asset sales **		(46,260)	35,370	(10,890)	(704)	16,786
Balance at December 31, 2022		$3,993,190	$(2,153,162)	$1,840,028	132,500	$30,137
Digital asset purchases	(e)	179,275		179,275	7,500	23,903
Digital asset impairment losses			(18,911)	(18,911)
Balance at March 31, 2023		$4,172,465	$(2,172,073)	$2,000,392	140,000	$29,803

*

MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy. References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

**

In the fourth quarter of 2022, MicroStrategy sold approximately 704 bitcoins having an original cost basis of $46.3 million and cumulative digital asset impairment losses of $35.4 million, resulting in a carrying value of $10.9 million at the time of sale. The approximately 704 bitcoins were sold for cash proceeds of $11.8 million, net of fees and expenses, resulting in gains on sale of $0.9 million.

(a)
In the first quarter of 2022, MicroStrategy purchased bitcoin using $190.5 million of the net proceeds from the issuance of the 2025 Secured Term Loan and Excess Cash.
(b)
In the second quarter of 2022, MicroStrategy purchased bitcoin using Excess Cash.
(c)
In the third quarter of 2022, MicroStrategy purchased bitcoin using Excess Cash.
(d)
In the fourth quarter of 2022, MicroStrategy purchased bitcoin using $44.6 million of the net proceeds from its sale of class A common stock offered under the 2022 Sales Agreement and $11.8 million in proceeds from sales of bitcoin.
(e)
In the first quarter of 2023, MicroStrategy purchased bitcoin using $179.3 million of the net proceeds from its sale of class A common stock offered under the 2022 Sales Agreement.

Excess Cash refers to cash in excess of the minimum Cash Assets that MicroStrategy is required to hold under its Treasury Reserve Policy, which may include cash generated by operating activities and cash from the proceeds of financing activities. Cash Assets refers to cash and cash equivalents and short-term investments.

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

MARKET VALUE OF BITCOIN HOLDINGS

(unaudited)

	Approximate Number of Bitcoins Held at End of Quarter *	Lowest Market Price Per Bitcoin During Quarter (a)	Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price (in thousands) (b)	Highest Market Price Per Bitcoin During Quarter (c)	Market Value of Bitcoin Held at End of Quarter Using Highest Market Price (in thousands) (d)	Market Price Per Bitcoin at End of Quarter (e)	Market Value of Bitcoin Held at End of Quarter Using Ending Market Price (in thousands) (f)
December 31, 2021	124,391	$42,333.00	$5,265,844	$69,000.00	$8,582,979	$45,879.97	$5,707,055
March 31, 2022	129,218	$32,933.33	$4,255,579	$48,240.00	$6,233,476	$45,602.79	$5,892,701
June 30, 2022	129,699	$17,567.45	$2,278,481	$47,469.40	$6,156,734	$18,895.02	$2,450,665
September 30, 2022	130,000	$18,153.13	$2,359,907	$25,214.57	$3,277,894	$19,480.51	$2,532,466
December 31, 2022	132,500	$15,460.00	$2,048,450	$21,478.80	$2,845,941	$16,556.32	$2,193,712
March 31, 2023	140,000	$16,490.00	$2,308,600	$29,190.04	$4,086,606	$28,468.44	$3,985,582

*

MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy. References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

(a)
The "Lowest Market Price Per Bitcoin During Quarter" represents the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.
(b)
The "Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price" represents a mathematical calculation consisting of the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.
(c)
The "Highest Market Price Per Bitcoin During Quarter" represents the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.
(d)
The "Market Value of Bitcoin Held at End of Quarter Using Highest Market Price" represents a mathematical calculation consisting of the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.
(e)
The "Market Price Per Bitcoin at End of Quarter" represents the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter.
(f)
The "Market Value of Bitcoin Held at End of Quarter Using Ending Market Price" represents a mathematical calculation consisting of the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

The amounts reported as “Market Value” in the above table represent only a mathematical calculation consisting of the price for one bitcoin reported on the Coinbase exchange (MicroStrategy’s principal market for bitcoin) in each scenario defined above multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period. The SEC has previously stated that there has not been a demonstration that (i) bitcoin and bitcoin markets are inherently resistant to manipulation or that the spot price of bitcoin may not be subject to fraud and manipulation; and (ii) adequate surveillance-sharing agreements with bitcoin-related markets are in place, as bitcoin-related markets are either not significant, not regulated, or both. Accordingly, the Market Value amounts reported above may not accurately represent fair market value, and the actual fair market value of MicroStrategy’s bitcoin may be different from such amounts and such deviation may be material. Moreover, (i) the bitcoin market historically has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks that are, or may be, inherent in its entirely electronic, virtual form and decentralized network and (ii) MicroStrategy may not be able to sell its bitcoins at the Market Value amounts indicated above, at the market price as reported on the Coinbase exchange (its principal market) on the date of sale, or at all.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

LOSS FROM OPERATIONS

(in thousands)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)	(unaudited)
Reconciliation of non-GAAP loss from operations:
Loss from operations	$(20,307)	$(169,960)
Share-based compensation expense	17,555	14,394
Non-GAAP loss from operations	$(2,752)	$(155,566)

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

NET INCOME (LOSS) AND DILUTED EARNINGS (LOSS) PER SHARE

(in thousands, except per share data)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)	(unaudited)
Reconciliation of non-GAAP net income (loss):
Net income (loss)	$461,193	$(130,751)
Share-based compensation expense	17,555	14,394
Interest expense arising from amortization of debt issuance costs	2,210	2,129
Gain on debt extinguishment	(44,686)	0
Income tax effects (1)	8,766	(3,444)
Non-GAAP net income (loss)	$445,038	$(117,672)

Reconciliation of non-GAAP diluted earnings (loss) per share (2):
Diluted earnings (loss) per share	$31.79	$(11.58)
Share-based compensation expense (per diluted share)	1.20	1.28
Interest expense arising from amortization of debt issuance costs (per diluted share) (3)	0.03	0.19
Gain on debt extinguishment (per diluted share)	(3.07)	0.00
Income tax effects (per diluted share) (3)	0.64	(0.31)
Non-GAAP diluted earnings (loss) per share	$30.59	$(10.42)

(1)
Income tax effects reflect the net tax effects of share-based compensation expense, which includes tax benefits and expenses on exercises of stock options and vesting of share-settled restricted stock units, interest expense for amortization of debt issuance costs, and gain on debt extinguishment.
(2)
For reconciliation purposes, the non-GAAP diluted earnings (loss) per share calculations use the same weighted average shares outstanding as that used in the GAAP diluted earnings (loss) per share calculations for the same period. For example, in periods of GAAP net loss, otherwise dilutive potential shares of common stock from MicroStrategy’s share-based compensation arrangements and Convertible Notes are excluded from the GAAP diluted loss per share calculation as they would be antidilutive, and therefore are also excluded from the non-GAAP diluted earnings or loss per share calculation.
(3)
For the three months ended March 31, 2023, interest expense from the amortization of issuance costs of the Convertible Notes has been added back to the numerator in the GAAP diluted earnings per share calculation, and therefore the per diluted share effects of the amortization of issuance costs of the Convertible Notes have been excluded from the “Interest expense arising from amortization of debt issuance costs (per diluted share)” and “Income tax effects (per diluted share)” lines in the above reconciliation for the three months ended March 31, 2023.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	March 31,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2023	2023	2023	2022	2023	2023
Revenues
Product licenses	$17,412	$(1,057)	$18,469	$16,513	5.4%	11.8%
Subscription services	18,810	(734)	19,544	12,845	46.4%	52.2%
Total product licenses and subscription services	36,222	(1,791)	38,013	29,358	23.4%	29.5%
Product support	65,481	(1,492)	66,973	67,151	-2.5%	-0.3%
Other services	20,212	(839)	21,051	22,768	-11.2%	-7.5%
Total revenues	121,915	(4,122)	126,037	119,277	2.2%	5.7%

(1)
The “Foreign Currency Exchange Rate Impact” reflects the estimated impact of fluctuations in foreign currency exchange rates on international revenues. It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. The term “international” refers to operations outside of the United States and Canada.

(2)
The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)
The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	March 31,	December 31,	March 31,
	2023	2022*	2022
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$479	$2,825	$1,090
Deferred subscription services revenue	46,719	51,861	34,185
Deferred product support revenue	159,792	155,366	166,119
Deferred other services revenue	4,778	7,376	4,823
Total current deferred revenue and advance payments	$211,768	$217,428	$206,217

Non-current:
Deferred product licenses revenue	$2,710	$2,742	$80
Deferred subscription services revenue	2,671	3,030	2,153
Deferred product support revenue	5,712	6,387	5,368
Deferred other services revenue	553	604	635
Total non-current deferred revenue and advance payments	$11,646	$12,763	$8,236

Total current and non-current:
Deferred product licenses revenue	$3,189	$5,567	$1,170
Deferred subscription services revenue	49,390	54,891	36,338
Deferred product support revenue	165,504	161,753	171,487
Deferred other services revenue	5,331	7,980	5,458
Total current and non-current deferred revenue and advance payments	$223,414	$230,191	$214,453

* Derived from audited financial statements.